Torchlight Energy Resources, Inc.
5700 Plano Parkway, Suite 3600
Plano, Texas 75093
Telephone: (214) 432-8002

October 6, 2020

VIA E-MAIL: PACKEBUSCHJ@SEC.GOV

Liz Packebusch
Division of Corporation Finance
Office of Energy and Transportation
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:
Torchlight Energy Resources Inc.
Registration Statement on Form S-3
Filed September 25, 2020
File No. 333-249062

Dear Ms. Packebusch:

On behalf of Torchlight Energy Resources, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request that the effectiveness of the Registration Statement referred to above be accelerated to 4:00 p.m., Eastern Time on October 8, 2020, or as soon thereafter as practicable.

If you have any questions or need any additional information, please contact Robert D. Axelrod of Axelrod & Smith at (713) 861-1996 x 2 or me at (314) 920-0890.  I thank you in advance for your attention to this matter.

Very truly yours,

By:	/s/ John Brda
John Brda, President